Filed pursuant to Rule 424(b)(3)
File No. 333-128447

Prospectus

FIELDPOINT PETROLEUM CORPORATION

600,000 Shares Common Stock

______________________________________________

        This is an offering of shares of the common stock of FieldPoint Petroleum Corporation by investors, as Selling Securityholders that were issued shares of our common stock and warrants to purchase shares of our common stock in a private offering. The common stock underlying the warrants may be sold once the warrants are exercised in accordance with their terms.

        Our common stock is traded on the Over-the-Counter Market and quoted on the American Stock Exchange under the symbol "FPP." On October 19, 2005, the last sale price of our common stock on the American Stock Exchange was $7.50 per share.

Investing in our common stock involves a high degree of risk. You should read the "Risk Factors" beginning on Page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of This Prospectus is November 9, 2005.

Prospectus Summary

About our Company

        FieldPoint Petroleum Corporation, a Colorado corporation, was formed on March 11, 1980. We are engaged in the acquisition, operation and development of oil and gas properties. We currently have oil and gas interests in Oklahoma, Texas, Wyoming and New Mexico.

        As of December 31, 2004, we had varying ownership interests in 339 gross productive wells (90.79 net) located in three states. We operate 61 of the 339 wells; the other wells are operated by independent operators under contracts that are standard in the industry. Our primary objective is to operate most of the oil and gas properties in which we have an economic interest.

        Our executive offices are located at 1703 Edelweiss Drive Cedar Park, Texas 78613. Our telephone number is (512) 250-8692.

About the Offering
*	This is an offering by Selling Securityholders of 100,000 shares of our common stock and 500,000 shares of common stock that it may acquire by exercising warrants acquired in April 2004.

*

The 100,000 shares of common stock already owned by the Selling Securityholders may be sold once the registration statement covering this prospectus becomes effective. The Selling Securityholders may sell the remaining shares of common stock covered by this prospectus when it has exercised the warrants. The Selling Securityholders are under no obligation and has made no commitment to exercise any of the warrants; as a result we cannot predict how may, if any, warrants will be exercised.

*	We will not receive any proceeds from the resale of common stock by the Selling Shareholders.

*	We may receive proceeds from the exercise of the warrants, which would be used for general working capital.

*	The Selling Securityholders may offer their shares from time to time either in privately negotiated transactions or in public market transactions.

	Shares Outstanding Before Offering:	7,930,175

	Shares Outstanding After Offering:	8,530,175(1)

	Shares Offered by Selling Securityholders:	600,000(1)
______________________
(1) Assumes the Selling Securityholders exercise all warrants, of which there is no assurance.

Summary and Selected Consolidated Financial Data

        The following selected consolidated financial data of the Company as of and for the years ended December 31, 2004 and 2003 is derived from the consolidated financial statements that have been audited by Hein & Associates LLP, independent registered accounting firm. The Company's consolidated financial statements for the six month periods ended June 30, 2005 and 2004 are unaudited. However, in the opinion of the Company, all adjustments, consisting of normal recurring adjustments, necessary for fair presentation have been made. Interim results are subject to significant seasonal variations and are not indicative of the results of operations to be expected for a full fiscal year. This financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this prospectus and with Management's Discussion and Analysis of Results of Operations and Financial Condition which follows.

        Our historical operating information may not be indicative of our future operating results.

Statement of Operations Data:	Six Months Ended		Fiscal Year Ended
	June 30,		December 31,
	2005	2004	2004	2003

Total Revenues	$1,781,729	$1,252,050	$3,016,902	$2,429,375
Operating expenses	1,040,809	994,428	2,180,556	2,133,925
Other income (expense)	79,661	(22,552)	5,369	(50,049)
Income tax (provision) current	(257,400)	(4,000)	(84,000)	(6,000)
Income tax (provision) deferred	(38,900)	(62,000)	(239,000)	(66,000)
Net income (loss) applicable to common stockholders	524,281	169,070	518,715	173,401
Net Income Per Share
Basic	$ .07	$ .02	$ .07	$ .02
Diluted	$ .06	$ .02	$ .07	$ .02

	At June 30, 2005		At December 31, 2004
Balance Sheet Data
Working capital (deficit)	$ 497,874		$ (20,069)
Total assets	7,237,244		6,659,556
Stockholders' equity	4,763,398		4,123,117

________________

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Please carefully consider the following risk factors, as well as the possibility of the loss of your entire investment, before deciding to invest in our securities.

We will require additional capital and have no commitments for funding

        We will require additional capital in the future to finance our business activities. We will have to obtain such additional capital through borrowings or from additional equity financing. Additional future equity financing may occur through the sale of either unregistered common stock in exempt offerings or through the public offering of registered stock. In any case, such additional equity financing may result in additional dilution to investors. There can be no assurance that any additional capital, funding or revenues can satisfactorily be arranged. We have no arrangements for the acquisition of additional capital.

Our revenues are dependent upon oil and gas prices and marketability of production which we cannot predict and which are out of our control

        Our revenues, profitability and liquidity are substantially dependent upon prevailing prices for oil and natural gas. Oil and gas prices can be extremely volatile. Although current prices are high by historical standards, there can be no assurance that those price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on our financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond our control. Sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. The marketability of our gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect our ability to produce and market our oil and natural gas. If market factors were to change dramatically, the financial impact on us could be substantial. The availability of markets and the volatility of product prices are beyond our control and thus represent a significant risk.

Our results of operations and profitability may be adversely impacted by our choice of accounting method

        We use the "successful efforts" method for capitalizing costs of completed oil and gas wells. Pursuant to the successful efforts method, only the costs attributable to successful exploratory wells and the costs of development wells within a producing field are reflected in property and equipment. Producing and non-producing properties are evaluated periodically and, if conditions warrant, an impairment allowance is provided. The impairment allowance is a one-time charge to earnings which does not impact cash flow from operating activities.

We may be unable to discover additional reserves

        Our revenues also depend on our level of success in acquiring or finding additional reserves. Except to the extent that we acquire properties containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline as reserves are produced. There can be no assurance that our planned exploration and development projects will result in significant additional reserves or that we will have future success in drilling productive wells at low reserve replacement costs.

Our financial interest in oil and gas production may be decreased if we fail to pay our share of operating expenses

        As the owner of various working interests in oil and gas properties, we enter into standard industry operating agreements pursuant to which all of the working interest owners designate an operator (typically the principal working interest owner). The operator of an oil and gas property has the sole right to determine the nature and extent of all drilling, completion and secondary recovery procedures undertaken on the properties included within the scope of the operating agreement. The operator has the right to set operating budgets and to assess all working interest owners their proportionate share of operating expenses. If we, as a working interest owner, fail for any reason to pay an operating assessment under an operating agreement, we will suffer a penalty, typically in the form of forfeiting our participation in future revenue distributions until the assessment is recouped, together with interest or a penalty, or both. While we may choose not to participate in an assessment under an operating agreement because we disagree with the decision to undertake a specific procedure, we may also fail to participate in an assessment due to a lack of working capital. In the latter event, our failure to pay an assessment under an operating agreement could have a material adverse effect on our future revenues.

The loss of our President would adversely affect us.

        We depend almost entirely on the efforts and continued employment of Ray Reaves, our President. The loss of the services of Mr. Reaves would adversely affect our business. We have an employment contract with Mr. Reaves that only becomes effective if there is a change in control of the company, and we do not carry key person insurance on his life. The loss of the services of Mr. Reaves, through incapacity or otherwise, could have a material adverse effect on our business and would require us to seek and retain other qualified personnel.

Risks Related to the Oil and Gas Industry

Oil and gas operations are risky

        We compete in the areas of oil and gas exploration, production, development and transportation with other companies, many of which may have substantially larger financial and other resources. The nature of the oil and gas business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures, the occurrence of any of which could result in losses to us. We maintain insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on our financial position.

A substantial decrease in oil and natural gas prices would have a material impact on us.

        Our future financial condition and results of operations are dependent upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future. This price volatility will also affect our common stock price. We cannot predict oil and natural gas prices and prices may decline in the future. The following factors have an influence on oil and natural gas prices:
*	relatively minor changes in the supply of and demand for oil and natural gas;
*	storage availability;
*	weather conditions;
*	market uncertainty;
*	domestic and foreign governmental regulations;
*	the availability and cost of alternative fuel sources;
*	the domestic and foreign supply of oil and natural gas;
*	the price of foreign oil and natural gas;
*	refining capacity;
*	political conditions in oil and natural gas producing regions, including the Middle East; and
*	overall economic conditions.

        To counter this volatility we from time to time may enter into agreements to receive fixed prices on our oil and gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, we would not benefit from such increases.

Our business will depend on transportation facilities owned by others.

        The marketability of our gas production will depend in part on the availability, proximity, and capacity of pipeline systems owned by third parties.  Although we will have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather, and transport natural gas.

Market conditions could cause us to incur losses on our transportation contracts.

        Gas transportation contracts that we may enter into in the future may require us to transport minimum volumes of natural gas. If we ship smaller volumes, we may be liable for the shortfall. Unforeseen events, including production problems or substantial decreases in the price of natural gas, could cause us to ship less than the required volumes, resulting in losses on these contracts.

Estimating our reserves future net cash flows is difficult to do with any certainty.

        There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included in this prospectus represents only estimates.  Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows, and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise. There is no assurance that our present oil and gas wells will continue to produce at current or anticipated rates of production, or that production rates achieved in early periods can be maintained. Actual future production, cash flows, taxes, operating expenses, and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

        Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. A reduction in oil and gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and gas that could be economically produced, thereby reducing the quantity of reserves. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, operating costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

Acquiring interests in other properties involves substantial risks.

        We evaluate and acquire interests in oil and natural gas properties which in management's judgment will provide attractive investment opportunities for the addition of production and oil and gas reserves. To acquire producing properties or undeveloped exploratory acreage will require an assessment of a number of factors including:
	*	Value of the properties and likelihood of future production;
	*	Recoverable reserves;
	*	Operating costs;
	*	Potential environmental and other liabilities;
`	*	Drilling and production difficulties; and
	*	Other factors beyond our control

        Such assessments will necessarily be inexact and uncertain. Because of our limited financial resources, we may not be able to evaluate properties in a manner that is consistent with industry practices. Such reviews, therefore, may not reveal all existing or potential problems, nor will they permit us to become sufficiently familiar with such properties to assess fully the deficiencies or benefits.

Operational risks in our business are numerous and could materially impact us.

        Oil and natural gas drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. We can make no assurance that wells in which we have an interest will be productive or that we will recover all or any portion of investment costs.

        Our operations are also subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, including such hazards as:
*	Fires;
*	Explosions;
*	Blowouts;
*	Encountering formations with abnormal pressures;
*	Spills
*	Natural disasters;
*	Pipeline ruptures;
*	Cratering

If any of these events occur in our operations, we could experience substantial losses due to:
*	injury or loss of life;
*	severe damage to or destruction of property, natural resources and equipment;
*	pollution or other environmental damage;
*	clean-up responsibilities;
*	regulatory investigation and penalties; and
*	other losses resulting in suspension of our operations.

        In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability limit of $1 million. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

We must comply with environmental regulations.

        Exploratory and other oil and natural gas wells must be operated in compliance with complex and changing environmental laws and regulations adopted by federal, state and local government authorities. The implementation of new, or the modification of existing, laws and regulations could have a material adverse affect on properties in which we may have an interest. Discharge of oil, natural gas, water, or other pollutants to the oil, soil, or water may give rise to significant liabilities to government and third parties and may require us to incur substantial cost of remediation. We may be required to agree to indemnify sellers of properties purchased against certain liabilities for environmental claims associated with those properties. We can give no assurance that existing environmental laws or regulations, as currently interpreted, or as they may be reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial conditions.

Environmental liabilities could adversely affect our business

        In the event of a release of oil, gas, or other pollutants from our operations into the environment, we could incur liability for personal injuries, property damage, cleanup costs, and governmental fines. We could potentially discharge these materials into the environment in any of the following ways:
*	from a well or drilling equipment at a drill site;
*	leakage from gathering systems, pipelines, transportation facilities and storage tanks;
*	damage to oil and natural gas wells resulting from accidents during normal operations; and
*	blowouts, cratering, and explosions.

        In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

Competition in the oil and gas industry is intense, and we are smaller and have a more limited operating history than many of our competitors.

        We compete with major integrated oil and gas companies and independent oil and gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for properties and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Government regulations could increase our operating costs

        Oil and natural gas operations are subject to extensive federal, state and local laws and regulations relating to the exploration for, and development, production and transportation of, oil and natural gas, as well as safety matters, which may changed from time to time in response to economic conditions. Matters subject to regulation by federal, state and local authorities include:
*	Permits for drilling operations;
*	The production and disposal of water;
*	Reports concerning operations;
*	Unitization and pooling of properties;
*	Road and pipeline construction;
*	The spacing of wells;
*	Taxation;
*	Production rates;
*	The conservation of oil and natural gas; and
*	Drilling bonds.

        Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. During the past few years there has been a significant amount of discussion by legislators and the presidential administration concerning a variety of energy tax proposals. There can be no certainty that any such measure will be passed or what its effect will be on oil and natural gas prices if it is passed. In addition, many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that increases in state energy taxes would have on oil and natural gas prices. Although we believe it is in substantial compliance with applicable environmental and other government laws and regulations, there can be no assurance that significant costs for compliance will not be incurred in the future.

Risks Related To This Offering

Our principal shareholders own a significant amount of common stock, giving them control over corporate transactions and other matters.

        On completion of this offering, our officers and directors and principal shareholders will beneficially own approximately 48.3% of our outstanding common stock, assuming that they exercise all of the options and warrants they presently own. These shareholders, acting together, will be able to control the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership makes it unlikely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. These factors may also delay or prevent a change in our management or voting control of us.

We have not paid dividends and do not anticipate paying any dividends on our common stock in the foreseeable future.

        We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs, and other factors.

The existence of outstanding options and warrants may impair our ability to raise capital.

        On September 30, 2005, there were 590,000 shares of common stock issuable upon exercise of outstanding options and warrants at an average exercise price of $0.59. During the life of the options and warrants, the holders are given an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period the warrants are outstanding may be adversely affected and the existence of the warrants may have an effect on the price of our common stock. The holders of the warrants may be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the warrants.

We cannot predict the number of warrants, if any, that will be exercised, or the proceeds that we will receive from the exercise of warrants.

        The Selling Securityholders are under no obligation to exercise the warrants, and can be expected to do so only if it is economically reasonable for them to do so. Typically, warrants are not exercised unless exercise is forced, either by us calling them for redemption, or because they are scheduled to expire; and then they will be exercised only if the exercise price is less than the market price of our common stock underlying the warrants. Accordingly, there is no assurance that the warrants will be exercised during the period they are exercisable, or that we will receive any proceeds from the exercise of the warrants.

We will have broad discretion to allocate any proceeds we receive from the exercise of warrants. We cannot guarantee that the monies received will improve our operations.

        The monies that we may receive from the exercise of the warrants have been allocated generally to provide working capital for operations. As such, we will use funds as they are received for such purposes and in such proportions as we deem advisable. While we will apply the proceeds in a manner consistent with our fiduciary duty and in a manner consistent with our best interests, we cannot assure you that the monies received will result in any present or future improvement in our results of operations.

The market price of our securities could be adversely affected by sales of restricted securities.

        Actual sales or the prospect of future sales of shares of our common stock under Rule 144 may have a depressive effect upon the price of, and market for, our common stock. As of September 30, 2005, 7,960,175 shares of our common stock were issued and outstanding. 2,710,013 of these shares are "restricted securities" and under some circumstances may, in the future, be under a registration under the Securities Act or in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, subject to the satisfaction of other conditions, a person who has beneficially owned restricted shares of common stock for at least one year is entitled to sell, within any three-month period, a number of shares that:
1.	Does not exceed the greater of one percent of the total number of outstanding shares of the same class; or

2.	If the common stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale.

A person who presently is not and who has not been one of our affiliates for at least three months immediately preceding a sale and who has beneficially owned the shares of common stock for at least two years is entitled to sell these shares under Rule 144 without regard to any of the volume limitations described above We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time-to-time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely effect prevailing prices for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

The exercise of outstanding options and warrants and/or our ability to issue additional securities without shareholder approval could have substantial dilutive and other adverse effects on existing stockholders and investors in this offering.

        We have the authority to issue additional shares of common stock and to issue options and warrants to purchase shares of our common stock without shareholder approval. Future issuance of common stock could be at values substantially below the exercise price of the warrants, and therefore could represent further substantial dilution to you as an investor in this offering. In addition, we could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval. We have outstanding options exercisable to purchase up to 590,000 shares of common stock at a weighted average exercise price of $.60 per share, and outstanding warrants exercisable to purchase up to 500,000 shares of common stock at a weighted average exercise price of $1.13 per share. Holders of the options or warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise terms provided by such options or warrants. Exercise of these warrants and options could have a further dilutive effect on existing stockholders and you as an investor in this Offering.

Our corporate charter makes certain limitations on director liability.

        Our Articles of Incorporation provide, as permitted by Colorado law, that our directors shall not be personally liable to the corporation or our stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of us against directors. In addition, our Articles of Incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Colorado law.

Information about the Market for our Stock

        Since September 20,2005, our common stock has been listed and traded on the American Stock Exchange under the ticker symbol "FPP."  Prior to that, our common stock traded in the over-the-counter market and listed on the Bulletin Board under the symbol "FPPC." The following quotations, where quotes were available, reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

2005	CLOSING BID
	HIGH	LOW
First Quarter	$3.16	$1.09
Second Quarter	3.00	1.56

2004

First Quarter	$ .85	$.35
Second Quarter	1.60	.65
Third Quarter	1.20	.54
Fourth Quarter	1.50	.60

2003

First Quarter	$ .66	$ .29
Second Quarter	.84	.26
Third Quarter	.75	.31
Fourth Quarter	.75	.37

        On October 19, 2005, the last sale price of our common stock on the AMEX was $7.50 per share.  On that date, the approximate number of shareholders of record was 574.

        We have not paid any dividends on our Common Stock and we do not expect to do so in the foreseeable future.

Forward-looking Statements

In General

        This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of our industry, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. Although we believe that any forward-looking statements we make in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified above in the Risk Factors section of this prospectus, include:
*	changes in general economic and business conditions affecting our industry;

*	changes in our business strategies; and

*	the level of demand for oil and gas.

        In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

"Safe Harbor"

        The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements.

Dividend Policy

        We have not declared or paid cash dividends on our common stock in the preceding two fiscal years. We currently intend to retain all future earnings, if any, to fund the operation of our business, and, therefore, do not anticipate paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by our Board of Directors, based upon such factors as our historical and projected earnings, our working capital surplus, and anticipated demands for capital expenditures.

Capitalization

        The following table sets forth our capitalization as of June 30, 2005 on an actual basis. This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.
As of June 30, 2005
Current portion of long-term debt	$1,204,685
Stockholders' Equity
Common Stock, $.01 par value; authorized 75,000,000 shares: 7,780,175 issued and outstanding shares	77,801

Additional paid-in capital	2,762,887
Treasury stock, 160,000 shares, at cost	(18,600)
Retained earnings	1,941,310

Total stockholders' equity	$4,763,398
Total stockholders' equity and capitalization	$5,968,083

        These amounts do not include 590,000 shares subject to unexercised options having a weighted average exercise price of $0.60 and the warrant to purchase 500,000 shares of common stock issued to the Selling Securityholders at a weighted average exercise price of $1.13 per share.

Management's Discussion and Analysis of Financial Condition and Results of Operation

        The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise noted, references to "we," "our," and "us" refer to FieldPoint Petroleum Corporation and our subsidiaries.

Overview

       We derive our revenues from our operating activities including sales of oil and gas and operating oil and gas properties. Capital for investment in producing oil and gas properties has been provided by cash flow from operating activities and from bank financing. We categorize our operating expenses into the categories of production expenses and other expenses.

Comparison of six months ended June 30, 2005 to the six months ended June 30, 2004

Results of Operations

       Revenues increased 42% or $529,679 to $1,781,729 for the six month period ended June 30, 2005 from $1,252,050 for the comparable 2004 period due to the overall increase in oil and gas prices. Production volumes increased 5% on a BOE basis. Average oil sales prices increased 34% to $46.74 for the period ended June 30, 2005 compared to $34.89 for the period ended June 30, 2004. Average gas sales prices increased 8% to $4.87 for the six month period ended June 30, 2005 compared to $4.49 for the period ended June 30, 2004.

	Six Months Ended June 30,
	2005	2004
Oil Production	31,704	28,709
Average Sales Price Per Bbl ($/Bbl)	$ 46.74	$ 34.89

Gas Production	42,572	48,286
Average Sales Price Per Mcf ($/Mcf)	$ 4.87	$ 4.49

        Production expenses increased 2% or $9,586 to $535,436 for the six month period ended June 30, 2005 from the comparable 2004 period, this was primarily due to the increase in workovers and remedial repairs for the period ended June 30, 2005. Depletion and depreciation expense decreased 17% to $213,218, compared to $256,000 for the 2004 period. This was primarily due to increases in oil and gas reserves resulting in a lower current depletion rate. General and administrative overhead cost increased 37% or $79,577 to $292,155 for the six month period ended June 30, 2005 from the six month period ended June 30, 2004. This was attributable to an increase in salaries, investor relations and administrative expense.

        Net other income for the six months ended June 30, 2005 was $79,661 compared to an expense of $22,552 for the comparable 2004 period. The increase was primarily due to a gain on sale of properties in 2005.

Liquidity and Capital Resources

        Cash flow provided by operating activities was $901,513 for the six month period ended June 30, 2005, as compared to cash flow used by operating activities of $247,572 in the 2004 period. The increase in cash from operating activities was primarily due to the net income, offset by decreased depletion and depreciation, increases in prepaid and other assets, and no significant purchases of short term investments in the period.

        Cash flow used by investing activities was $318,408 for the period ended June 30, 2005 as compared to $910,308 used by investing activities for the period ended June 30, 2004. This was primarily due to the acquisition of oil and gas properties in 2004. Cash flow used by financing activities was $237,090 for the period ended June 30, 2005, compared to a cash flow used by financing activities of $27,779 for the same period in 2004, the increase was due to repayments of long-term debt offset by proceeds from exercise of options.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Results of Operation

        Revenues increased 24% or $587,527 to $3,016,902 for the year ended December 31, 2004, from the comparable 2003 period. Oil production volumes decreased by 3% at the same time the average price per barrel increased 29% during 2004 to $38.35 from the comparable 2003 period average price of $29.69 per barrel. Also in 2004, the gas production volume decreased by 10% while the average price per Mcf was $4.31, an increase of 38% from the 2003 comparable period. The decreases in production volumes were primarily due to declines in the Kerr McGee operated Rush Springs Unit in Grady County, Oklahoma offset by the Lea County New Mexico Lusk Field acquisition.
	Year Ended December 31,
	2004	2003
Oil Production	63,669	65,514
Average Sales Price Per Bbl ($/Bbl)	$ 38.35	$ 29.69
Gas Production	101,583	113,373
Average Sales Price Per Mcf ($/Mcf)	$ 4.31	$ 3.13

        Production expenses increased 10% or $107,350 to $1,210,846 for the year ended December 31, 2004, from the comparable 2003 period. The increase was due to cost associated with Oklahoma field production, and increases in workover expense and remedial repairs incurred in 2004 as compared to 2003. We incurred exploration expense of $86,948 as a result of drilling two dry holes during the 2003 period. Depletion and depreciation expense increased 6% or $27,262 to $494,231 for the year ended December 31, 2004 from the comparable 2003 period. The increase in depletion and depreciation was due to net production volume decrease offset by increased oil and gas property cost. General and administrative overhead remained relatively stable and decreased less than 1% or $1,033 to $450,703 for the 2004 period verses the comparable 2003 period.

        Net other income for the year ended December 31, 2004, was $5,369 compared to net other expenses of $50,049 for 2003. This decrease was primarily due to gain on investment securities in 2004 offset by increases in interest expense.

        The Company's net income increased by $361,820 to $518,715 for the year ended December 31, 2004, from the comparable 2003 period. The increase in net income was primarily due to increased oil and gas revenues and investment income as previously discussed.

Liquidity and Capital Resources

        Cash flow from operating activities was $443,194 for the year ended December 31, 2004, compared to $350,709 for the year ended December 31, 2003. The increase in cash flow from operating activities was primarily due to increases in net income offset by increases in accrued expenses relating to payments on accounts payable in 2004.

        Cash flow used by investing activities was $1,183,496 for the period ended December 31, 2004, compared to $276,575 in cash flow used by investing activities for December 31, 2003. This is primarily due to additions in oil and gas properties in 2004. Cash flow used by financing activities was $196,351 for the period ended December 31, 2004, compared to $918,506 in cash flow provided by financing activities for the same period in 2003. This was primarily due to decreases in advances of long-term debt, net of repayment.

Capital Requirements

        We believe that we will be able to meet our current operating needs through internally generated cash from operations. We believe that oil and gas property investing activities in 2005 can be financed through cash on hand, cash from operating activities, and bank borrowing. We anticipate continued investments in proven oil and gas properties in 2005. If bank credit is not available, we may not be able to continue to invest in strategic oil and gas properties. We cannot predict how oil and gas prices will fluctuate during 2005 and what effect they will ultimately have our company, but we believe that we will be able to generate sufficient cash from operations to service its bank debt and provide for maintaining current production of its oil and gas properties. We had no significant commitments for capital expenditures at June 30, 2005. The timing of most capital expenditures for new operations is relatively discretionary. Therefore, we can plan expenditures to coincide with available funds in order to minimize business risks.

Business

General

        We were formed on March 11, 1980, to acquire and enhance mature oil and natural gas field production in the mid-continent and the Rocky Mountain regions. We engaged in oil and gas operations until 1986, when we divested all oil and gas assets and operations. From December 1986 until our reverse acquisition on December 31, 1997, we did not engage in oil and gas operations.

        Reverse Acquisition - On December 22, 1997, we entered into an agreement with Bass Petroleum, Inc., a Texas corporation, pursuant to which, on December 31, 1997, we acquired from the shareholders of Bass Petroleum an aggregate of 8,655,625 shares of its capital stock, in exchange for the issuance of 4,000,000 unregistered shares of our common stock. The transaction was treated, for accounting purposes, as an acquisition of FieldPoint Petroleum Corporation by Bass Petroleum, Inc. On December 31, 1997, we changed our name from Energy Production Company to FieldPoint Petroleum Corporation.

Business Strategy

        Our business strategy is to continue to expand our reserve base and increase production and cash flow through the acquisition of producing oil and gas properties. Such acquisitions will be based on an analysis of the properties' current cash flow and our ability to profit from the acquisition. The ideal acquisition will include not only oil and gas production, but also leasehold and other working interest in exploration areas.

        We may also seek to identify promising areas for the exploration of oil and gas through the use of outside consultants and our own expertise. This identification will include collecting and analyzing geological and geophysical data for exploration areas. Once promising properties are identified, we will attempt to acquire the properties either for drilling oil and natural gas wells, using independent contractors for drilling operations, or for sale to third parties.

        We recognize that the ability to implement our business strategy is largely dependent on our ability to raise additional debt or equity capital to fund future acquisition, exploration, drilling and development activities.

Operations

        As of June 30, 2005, we had varying ownership interests in 340 gross productive wells (90.91 net) located in 4 states. We operate 61 of the 340 wells; the other wells are operated by independent operators under contracts that are standard in the industry. Our primary objective is to operate most of the oil and gas properties in which we have an economic interest. We believe, with the responsibility and authority as operator, that we are in a better position to control cost, safety, and timeliness of work as well as other critical factors affecting the economics of a well.

Properties

Principal Oil and Gas Interests

Lusk Field, Lea County New Mexico is a producing oil and gas field located outside of Hobbs, New Mexico. We own a 87.5% and100% working interest in two oil and gas wells producing out of the Bonesprings and Yates formations at depth ranging from approximately 3,400 feet to approximately 10,000 feet. We also own a 87.5% working interest in one water disposal well.

Chickasha Field, Grady County Oklahoma is a waterflood project producing from the Medrano Sand. The Rush Springs Medrano Unit is located approximately sixty five miles southwest of Oklahoma City, Oklahoma. We have a 20.64% working interest in the unit that consists of 21 producing oil and gas wells and 11 water injection wells.

Hutt Wilcox Field, McMullen and Atascosa County Texas is an oil and gas field located approximately 60 miles south of San Antonio, Texas producing from the Wilcox sand. We have a working interest in 14 oil wells.

West Allen Field, Pontotoc County Oklahoma is a producing oil and gas field located approximately 100 miles south of Oklahoma City, Oklahoma. We have a working interest in 52 leases or a total of 224 wells. The leases have multiple well bores that we plan to participate in the recompletion of behind pipe zones.

Giddings Field, Fayette County Texas is in the prolific Austin Chalk field located in various counties surrounding the city of Giddings, Texas. In February 1998, we acquired a 97% working interest in the Shade lease. The lease currently has 3 producing oil and gas wells with a daily production rate of approximately 120 Mcf net to us. Oil and Gas are produced from the Austin chalk formation. We will evaluate whether additional reserves can be developed by use of horizontal well drilling technology.

Big Muddy Field, Converse County Wyoming is a producing oilfield located approximately thirty miles south of Casper, Wyoming. We own a 100% working interest in the Elkhorn and J.C. Kinney lease which consists of 3 oil wells producing out of the Wallcreek and Dakota formations at depth ranging in general from approximately 3,200 feet to approximately 4,000 feet.

Serbin Field, Lee and Bastrop Counties Texas is an oil and gas field located approximately 50 miles east of Austin and 100 miles west of Houston. We have a working interest in 72 producing oil and gas wells with a production rate for 2004 of approximately 45 barrels of oil equivalent ("BOE") net to us. Oil and gas are produced from the Taylor Sand at depths ranging from approximately 5,300 feet to approximately 5,600 feet. The sand is 46-gravity oil sand.

Production

        The table below sets forth oil and gas production from our net interest in producing properties for each of our last two fiscal years in the areas indicated.

	Oil		Gas

Production by State	2004	2003	2004	2003

New Mexico	9,246	-	5,123	-

Oklahoma	30,499	39,771	36,770	59,305

Texas	17,238	19,451	59,690	54,068

Wyoming	6,686	6,292	-	-

        Our oil and gas production is sold on the spot market and we do not have any production that is subject to firm commitment contracts. During the year ended December 31, 2004, purchases by each of four customers, Westport Resources, Pontotoc Production, Inc., Dorado Oil Company and ConocoPhillips represented more than 10% of our total revenues for that year. None of these customers, or any other of our customers, has a firm sales agreement with us. We believe that we would be able to locate alternate customers in the event of the loss of one or all of these customers.

Productive Wells

        The table below sets forth certain information regarding our ownership, as of June 30, 2005, of productive wells in the areas indicated.
Productive Wells
	Oil		Gas
State	Gross[1]	Net[2]	Gross	Net
New Mexico	2	1.6	1.11
Oklahoma	208	47.03	37	4.59
Texas	82	31.15	7	3.8
Wyoming	3	2.63	-	-
Total	295	82.41	45	8.50

Drilling Activity

        The tables below set forth certain information regarding the number of productive and dry exploratory and development wells drilled for the fiscal year ended December 31, 2003. The Company drilled no wells in fiscal year 2004..
	Exploratory Wells		Development Wells
State	Productive	Dry	Productive	Dry
Oklahoma	--	--	2	--
Texas	--	2	--	--
Wyoming	--	--	--	--
Total	--	2	2	--

________________________________

1  A gross well or acre is a well or acre in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

2  A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions thereof.

Acreage

        The following tables set forth the gross and net acres of developed and undeveloped oil and gas leases in which we had working interest and royalty interest as of June 30, 2005. The category of "Undeveloped Acreage" in the table includes leasehold interest that already may have been classified as containing proved undeveloped reserves.
	Developed[1]		Undeveloped[2]
State	Gross[3]	Net[4]	Gross[3]	Net[4]

New Mexico	640	480	640	90
Oklahoma	8906	1175	200	19
Texas	2120	547	4595	3588
Wyoming	200	200	2000	2000
Total	11,866	2,402	7,435	5,697

________________________________

1 Developed acreage is acreage spaced for or assignable to productive wells.
2 Undeveloped acreage is oil and gas acreage on which wells have not been drilled or to which no Proved Reserves other than Proved Undeveloped Reserves have been attributed.
3 A gross well or acre is a well or acre in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.
4 A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions thereof.

Present Activities

        We currently have the following properties under development:
Name	Location	Status

Hunger Buster #1	Yoakum County, Texas	Under completion
Korczak Federal #1	Lea County, New Mexico	Completed, testing
Mercury Fee #1	Eddy County, New Mexico	Completed, testing

The test data with respect to sustainable production levels of these properties is still inconclusive. In addition, other properties are under evaluation for possible drilling programs, although no agreements or arrangements currently exist to develop them as of the date of this prospectus.

Market for Oil and Gas

        The demand for oil and gas is dependent upon a number of factors, including the availability of other domestic production, crude oil imports, the proximity and size of oil and gas pipelines in general, other transportation facilities, the marketing of competitive fuels, and general fluctuations in the supply and demand for oil and gas. We intend to sell all of our production to traditional industry purchasers, such as pipeline and crude oil companies, who have facilities to transport the oil and gas from the well site.

Competition

        The oil and gas industry is highly competitive in all aspects. We compete with major oil companies, numerous independent oil and gas producers, individual proprietors, and investment programs. Many of these competitors possess financial and personnel resources substantially in excess of those which are available to us and may, therefore, be able to pay greater amounts for desirable leases and define, evaluate, bid for and purchase a greater number of potential producing prospects that our own resources permit. Our ability to generate resources will depend not only on our ability to develop existing properties but also on our ability to identify and acquire proven and unproven acreage and prospects for further exploration.

Environmental Matters and Government Regulations

        Our operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such matters have not had a material effect on our operations to date, but we cannot predict whether such matters will have any material effect on our capital expenditures, earnings or competitive position in the future.

        The production and sale of crude oil and natural gas are currently subject to extensive regulations of both federal and state authorities. At the federal level, there are price regulations, windfall profits tax, and income tax laws. At the state level, there are severance taxes, proration of production, spacing of wells, prevention and clean-up of pollution and permits to drill and produce oil and gas. Although compliance with their laws and regulations has not had a material adverse effect on our operations, we cannot predict whether our future operations will be adversely effected thereby.

Operational Hazards and Insurance

        Our operations are subject to the usual hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

        We maintain insurance of various types to cover our operations. Our insurance does not cover every potential risk associated with the drilling and production of oil and gas. In particular, coverage is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Employees

        As of September 30, 2005, we had 4 employees. We consider our relationship with our employees satisfactory.

Consultants

          The Company uses the services of two petroleum engineering firms:

          Aluko and Associates, Inc.
          3316 Bee Cave Road
          Suite 2
          Austin, Texas 78746

          and

          Fletcher Lewis Engineering, Inc.5001 North Pennsylvania
          Suite 300
          Oklahoma City, Oklahoma 73112

Facilities

        Our majority shareholder currently provides the office space for our executive offices at 1703 Edelweiss Drive, Cedar Park, Texas 78613, at a cost of $2,500 per month.

Legal proceedings

        None.

Management

Directors, executive officers and key employees

        The following table sets forth the names and ages of our Directors and Executive Officers, all positions and offices such persons hold with us, and the time during which each such person has served:
Name	Age	Position with Company	Period Served

Ray D. Reaves	43	Director, President, Chairman,	May 1997-present
		Chief Executive Officer

Roger D. Bryant	62	Director	July 1997-present

Karl W. Reimers	63	Director	Oct. 2004-present

Dan Robinson	57	Director	August 2004-present

Mel Slater	61	Director	January 2003-present

Ray Reaves has been our Chairman, Director, President, Chief Executive Officer and Chief Financial Officer since May 22, 1997. Mr. Reaves has also served as Chairman, Chief Executive Officer, Chief Financial Officer and Director of Bass Petroleum, Inc. from October 1989 to the present. He has 18 years experience in the oil and gas industry. He began his career in 1987, with North American Oil and Gas. Subsequently, in 1989, he purchased an interest in 10 of their wells and formed Bass Petroleum, Inc. Under Mr. Reaves' management in the years that followed, Bass Petroleum, Inc., gained majority control of the 10 original wells and acquired interest in another 60 wells. In 1998, Bass Petroleum merged with Energy Production Corporation and as a result, FieldPoint Petroleum Corporation was born.

Roger D. Bryant has been one of our directors since July 1997. Since July 2004 Mr. Bryant has served as Chief Operating Officer of Electric and Gas Technology, Inc., a manufacturer of instrumentation for the natural gas industry as well as a contract manufacturer. From November 2002 until July 2004, Mr. Bryant served as Chief Executive Officer of Ibex Telecom, a provider of international telecommunications services. From September 2001 until November 2002, present Mr. Bryant served as Chief Executive Officer of International Gateway Exchange, a provider of unique Electronic Funds Transfer services. From November 1994 to November 2001, Bryant was President and Chief Executive Officer of Dial-Thru International, Inc., a provider of international telecommunications services. Mr. Bryant has previously served as President of Network Data Corporation a developer of POS systems for the retail petroleum industry, as President of Dresser Industries, Inc., Wayne Division, a leading international manufacturer of fuel dispensing equipment, as President of Schlumberger Limited, Retail Petroleum Systems Division, U.S.A., also a leading international manufacturer of fuel dispensing equipment, and as President of Autogas Systems, Inc., the developer and producer of Pay-At-The-Pump technology for the petroleum retail industry. .

Karl W. Reimers was elected a director at our annual shareholders meeting in October 2004. He has held the position of President and CFO of B.A.G. Corp. from 1993 to the present. He served as Vice President CFO of Supreme Beef Company from 1989 to 1993. He also served as Vice President of Accounting for OKC Corp. a NYSE listed oil and gas company from 1975 to 1989. He was employed by Peat, Marwick, Mitchell, Certified Public Accountants from 1973 to 1975, and he has a MBA from the University of Texas at Arlington.

Dan Robinson has served as a director of the Company since August 30, 2004. He has held the position of President and Chief Executive Officer of Placid Refining Company LLC from December 2004 to the present. Prior to his current position, he served in many capacities with Placid Oil Company beginning in March 1975, including the roles of Project Engineer, Manager of Refinery Operations, Assistant Secretary, Assistant Treasurer, Secretary, and Treasurer. Before beginning his 30 year oil and gas career he was briefly employed as a commercial credit analyst at First National Bank in Dallas. Mr. Robinson received a BS degree in Mechanical Engineering in 1971 and an MBA degree in Finance in 1973, both from the University of Wisconsin. He currently sits on the Board of Directors of the National Petrochemical and Refiners Association.

Mel Slater has served as a director of the Company since January 1, 2003. He has held the position of President of National ICT Australia from October 2003 to the present. Dr. Slater spent more that 25 years with leading technology firms including Gemplus and Motorola. At Motorola, he served in a number of positions including Vice President and General Manager, Global Software Group Americas, Vice President and Director of Motorola's Arizona Technology Laboratories, Design Technology Laboratories and as Motorola's Corporate Director of Software. Over the course of his career, Dr. Slater has managed operations in over ten countries. Dr. Slater is actively committed to education having served as a member of the EECS Engineering Advisory Board at the University of California at Berkeley and as a member of the Engineering Advisory Board at the University of Illinois.

Identification of Significant Employees

        We do not employ any persons, other than our President, who make or are expected to make any significant contributions to our business.

Family Relationships

        There is no family relationship between any present director or executive officer.

Involvement in Certain Legal Proceedings

        one of our present directors or executive officers has been the subject of any civil or criminal proceeding during the past five years which is material to an evaluation of his integrity or ability to serve as an officer or director, nor is any such person the subject of any order, judgment or decree of any federal or state authority which is material to an evaluation of his abilities or integrity.

Executive Compensation

        The following table sets forth the cash compensation received by the Company's Chief Executive Officer during the fiscal years ended December 31, 2004 and 2003, as well as aggregate options granted for each fiscal year.
Table 1

Summary Compensation Table
Annual Compensation

				Securities
				Underlying
Name and Principal Position	Year	Salary ($)	Bonus($)	Options (#)

Ray D. Reaves	2004	132,000	0	200,000
Chairman, President and
Chief Executive Officer	2003	120,000	0	--

Table 2

Option Grants in Last Fiscal Year

        An option to purchase 200,000 shares of our common stock at an exercise price of $0.65 per share was granted during the fiscal year ended December 31, 2004 to the Company's Chief Executive Officer. The option expires December 31, 2006.

Table 3

Aggregated Option Exercises And Fiscal Year-End Option Values

        The following table sets forth information concerning each exercise of stock options during the fiscal year ended December 31, 2004 by the Company's Chief Executive Officer, and the fiscal year-end value of unexercised options held by the Chief Executive Officer.

Name	Shares Acquired on Exercise #	Value Realized ($)	Number of Unexercised Options at FY-End Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options Exercisable/ Unexercisable

Ray D. Reaves	0	0	200,000	$200,000

Employment Agreement

        We entered into an executive employment agreement with our Chief Executive Officer in March 2001. The agreement becomes effective only upon a change of control. The agreement fixes minimum annual salaries commencing after a change of control and provides for severance benefits in the event the Chief Executive Officer's employment is terminated without cause or for good reason after a change of control. The agreement has a term of three years commencing on the effective date of a change of control, which term is automatically renewed until the Chief Executive Officer reaches the age of 65. If we give notice to discontinue the automatic term extension, the Chief Executive Officer may resign for good reason.

Director Compensation

        Outside Directors receive $500 per meeting and we reimburse their expenses associated with attendance at board meetings or otherwise incurred in connection with the discharge of their duties as a Director. Directors received a grant of options to purchase up to 100,000 shares of common stock at the date of their appointment and could receive an additional grant of options to purchase shares of common stock, as long as they continue to serve as directors.

Certain Relationships and Related Transactions

        We lease office space from our majority shareholder. The lease requires monthly payments of $2,500 on a month to month basis.

Security Ownership Of Certain Beneficial Owners And Management

        The following table sets forth information with respect to beneficial ownership of our common stock by:
*	each person who beneficially owns more than 5% of the common stock;
*	each of our executive officers;
*	each of our directors and director nominees; and
*	all executive officers and directors as a group.

        The table shows the number of shares owned as of September 30, 2005 and the percentage of outstanding common stock owned as of September 30, 2005. Beneficial ownership is based on information provided to us, and the beneficial owner has no obligation to inform us of or otherwise report any changes in beneficial ownership. Except as indicated, and subject to community property laws when applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
Name and Address(2)	Number of Shares	Percent Owned(1)

Ray D. Reaves	3,265,000(3)	40.01%
Mel Slater	432,495(4)	5.41%
Roger D. Bryant	35,900	*
Dan Robinson(5)	100,000	1.24%
Karl Reimer(5)	100,000	1.24%
All Officers and Directors as a Group (5 persons)	3,933,295	48.36%

_________________________________________________

*      indicates less than 1%

(1)      The percentages shown are calculated based upon 7,960,175 shares of common stock outstanding at September 30, 2005. In calculating the percentage of ownership, unless as otherwise indicated, all shares of common stock that the identified person or group had the right to acquire within 60 days of the date of this Proxy Statement upon the exercise of options and warrants or conversion of notes are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)      Unless otherwise stated, the beneficial owner's address is 1703 Edelweiss Drive, Cedar Park, Texas 78613.

(3)      Includes 160,000 shares held by Bass Petroleum, Inc., of which Mr. Reaves is the sole director and executive officer. Includes an option to purchase 200,000 shares of common stock.

(4)      Includes an option to purchase 30,000 shares of common stock.

(5)      Includes options to purchase 100,000 shares of common stock.

Selling Securityholders and Plan of Distribution

        This prospectus relates to the resale of shares of common stock by the Selling Securityholders set forth below.

        In April 2004, a Selling Securityholder, C & H Capital, Inc., purchased 100,000 units at a price of $0.65 per unit, each unit consisting of one share of our common stock and five warrants each exercisable to purchase 100,000 additional shares of our common stock at exercise prices of $0.65, $0.75, $1.00, $1.25 and $2.00 per share. The warrant exercisable at $0.65 per share is subject to redemption at a redemption price of $0.01 per share, if after the effectiveness of the registration statement covering this prospectus the closing bid price of the our common stock exceeds $0.65 per share for at least five consecutive trading days out of 20. The warrants contain provisions that prohibit a Selling Securityholder from exercising the warrants, if such exercise would result in the Selling Securityholder owning more than 4.99% of our outstanding stock at the time of exercise. Subsequently, C & H Capital, Inc. sold 50,000 shares of common stock and 20,000 of each series of warrants, or an aggregate of 100,000 warrants, to the Patrick J. Retzer Defined Benefit Plan.  The shares of common stock which may be offered for resale by the Selling Securityholders consist of 100,000 shares of common stock included in the units and 500,000 shares of common stock issuable upon exercise of the warrants included in the units.

        There is no assurance that the Selling Securityholders will sell the shares offered by this prospectus. The following table sets forth:
-	The names of the Selling Securityholders;

-

The number of shares of our common stock owned by the Selling Securityholders, including the number of shares that may be acquired upon the exercise of the warrants held by the Selling Securityholders;

-	The number of shares offered by this prospectus that may be sold from time to time by the Selling Securityholders;

-	The number of shares of our common stock that will be beneficially owned by the Selling Securityholders if all of the shares offered by the Selling Securityholders are sold;

-

The percentage of the total shares outstanding that will be owned by the Selling Securityholders at the completion of this offering, if the Selling Securityholders sells all of the shares included in this prospectus.

        Beneficial ownership is based on information provided to us, and the beneficial owner has no obligation to inform us of or otherwise report any changes in beneficial ownership. Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
	Shares Beneficially Owned Prior to the Offering			Shares
			Shares	Beneficially Owned
			Offered	After Offering
Name
of Beneficial Owner	Number	Percent(1)	Number	Number	Percent

C&H Capital, Inc. (3)	450,000	5.4%(2)	450,000	0	---
Patrick J. Retzer Defined Benefit Plan(4)	150,000	1.9%	150,000	0	---

___________________________
(1)	Based on 7,960,175 shares outstanding on September 30, 2005.

(2)	According to the terms of the warrants, the exercise of the warrants can not result in the Selling Securityholders owning more than 4.99% of our outstanding shares at the time of exercise.

(3)	Voting and investment power is exercised by Jason Assad.

(4)	Voting and investment power is exercised by Patrick J. Retzer.

       Based upon information provided to us, neither Selling Securityholder is a registered broker-dealer. Patrick J. Retzer is an affiliated person of a broker-dealer and has confirmed to us that he acquired the unites through the Patrick J. Retzer Defined Benefit Plan for investment purposes and at the time of the purchase of the securities to be resold, he had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

        We have agreed to indemnify the Selling Securityholders against specified liabilities including liabilities under the Securities Act in connection with their offering. The Selling Securityholders have agreed to indemnify us and our directors and officers, as well as any persons controlling us, against certain liabilities, including liabilities under the Securities Act.

        We will pay all expenses to register the shares, except that the Selling Securityholders will pay any underwriting and brokerage discounts, fees and commissions, specified attorneys' fees and other expenses to the extent applicable to them.

        The Selling Securityholders may sell their shares of common stock either directly or through a broker-dealer or other agent at prices related to prevailing market prices, if a public trading market develops and exists, or negotiated prices, in one or more of the following kinds of transactions:
*	Transactions in the over-the-counter market;

*	A block trade in which a broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

*	Purchases by a broker or dealer as principal and resale by a broker or dealer for its account;

*	Ordinary brokerage transactions and transactions in which a broker solicits a buyer; or

*	In privately negotiated transactions not involving a broker or dealer.

        Broker-dealers or agents may purchase shares directly from the Selling Securityholders or sell shares to someone else on behalf of the Selling Securityholders. Broker-dealers may charge commissions to both the Selling Securityholders selling common stock, and purchasers buying shares sold by the Selling Securityholders. If a broker buys shares directly from the Selling Securityholders, the broker may resell the shares through another broker, and the other broker may receive compensation from the Selling Securityholders for the resale.

        To the extent required by laws, regulations or agreements we have made, we will use our best efforts to file a prospectus supplement during the time the Selling Securityholders are offering or selling shares covered by this prospectus in order to add or correct important information about the plan of distribution for the shares.

        In addition to any other applicable laws or regulations, selling shareholders must comply with regulations relating to distributions by selling shareholder, including Regulation M under the Securities Exchange Act of 1934, as amended. Regulation M prohibits selling shareholders from offering to purchase or purchasing our common stock at certain periods of time surrounding their sales of shares of our common stock under this prospectus.

        The Selling Securityholders may be deemed to be an underwriter within the meaning of the Securities Act. If a selling shareholder is a broker-dealer or an affiliate of a broker-dealer, he will be an underwriter.

        Some states may require that registration, exemption from registration or notification requirements be met before the Selling Securityholders may sell their common stock and warrants. Some states may also require the Selling Securityholders to sell their common stock only through broker-dealers.

Use of Proceeds

        The net proceeds used from the sale of the units to the Selling Securityholders were used for general working capital purposes. We will not receive any proceeds when Selling Securityholders sell shares of common stock under this Prospectus. We may receive proceeds from the exercise of the warrants included in the units.

        If we receive proceeds from the exercise of warrants, it will be used for general working capital purposes.

Description of Securities

        We are authorized to issue up to 75,000,000 shares of common stock, $.01 par value per share.

        The shares of common stock covered by this prospectus will be fully paid and nonassessable.

Common stock

        Each holder of our common stock is entitled to one vote for each share held of record. Voting rights in the election of directors are not cumulative, and, therefore, the holders of more than 50% of our common stock could, if they chose to do so, elect all of the directors.

        The shares of common stock are not entitled to preemptive rights and are not subject to redemption or assessment. Subject to the preferences, which may be granted to holders of preferred stock, each share of common stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as we may declare. Upon our liquidation, dissolution or winding up, subject to prior liquidation or other preference rights of holders of preferred stock, if any, the holders of common stock are entitled to receive pro rata those assets which are legally available for distribution to shareholders. The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable.

Warrants

        The Selling Securityholders are the beneficial owners of five separate series of warrants exercisable to purchase up to 500,000 shares of our common stock. Each warrant is exercisable to purchase up to 100,000 shares at the following prices per share: $0.65, $0.75, $1.00, $1.25 and $2.00 per share. The warrant exercisable at $0.65 per share is subject to redemption at a redemption price of $0.01 per share, if after the effectiveness of the registration statement covering this prospectus the closing bid price of the our common stock exceeds $0.65 per share for at least five consecutive trading days out of 20. The warrants contain provisions that prohibit the Selling Securityholders from exercising the warrants, if such exercise would result in the Selling Securityholders owning more than 4.99% of our outstanding stock at the time of exercise. The warrants are exercisable until March 31, 2007. We may extend the warrant exercise periods upon thirty (30) days' written notice. The exercise price, number and kind of common shares to be received upon exercise of the warrants are subject to adjustment upon the occurrence of events such as stock splits, stock dividends or recapitalizations. In the event of our liquidation, dissolution or winding up, holders of either the warrants will not be entitled to participate in the distribution of our assets. In addition, holders of the warrants have no voting, preemptive, liquidation or other rights of shareholders, and no dividends will be declared on the warrants or the shares underlying the warrants.

Transfer Agent

        The transfer agent for our common stock is Computershare Investor Services, Golden, Colorado.

Indemnification

        Our Articles of Incorporation provide that we shall indemnify, to the fullest extent permitted by Colorado law, any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

        Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the Colorado Business Corporation Act. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:
*	any breach of the duty of loyalty to us or our stockholders,

*	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,

*	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions,

*	violations of certain laws, or

*	any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

Legal Matters

        The validity of the issuance of the common stock offered hereby will be passed upon for us by Clifford L. Neuman, P.C. of Boulder, Colorado.

Experts

        The financial statements as of December 31, 2004, and December 31, 2003, and the periods then ended, included in this prospectus have been audited by Hein & Associates LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon their authority as an expert in accounting and auditing in giving said report.

Where You Can Find Additional Information

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Commission's Public Reference Rooms in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.

        We have filed with the Securities and Exchange Commission ("SEC"), 450 Fifth Street N.W., Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act with respect to the securities offered. As permitted by SEC rules, this prospectus does not contain all of the information set forth in the registration statement. For further information concerning us and the securities offered, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement.

        Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. In each instance where a copy of that contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement is qualified in all respects by reference to that exhibit. The registration statement, including its exhibits and schedules, may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E. Room 1024 in Washington, D.C. 20549. Copies of all or any part of those documents may be obtained from the SEC's Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549 at the SEC's prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC, including us.

FIELDPOINT PETROLEUM CORPORATION

Financial Statements

FIELDPOINT PETROLEUM CORPORATION
Consolidated Financial Statements
June 30, 2005 and 2004
(Unaudited)

FIELDPOINT PETROLEUM CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE PERIOD ENDED JUNE 30, 2005

ASSETS
June 30,
2005
CURRENT ASSETS:	(Unaudited)
Cash	$ 804,462
Short-term investments	627,071
Accounts receivable:
Oil and gas sales	371,009
Disposal fees	16,000
Joint interest billings, less allowance for doubtful accounts of $99,192	96,394
Prepaid expenses and other current assets	119,035
Total current assets	2,033,971

PROPERTY AND EQUIPMENT:
Oil and gas properties (successful efforts method):
Leasehold costs	6,105,750
Lease and well equipment	1,670,635
Furniture and equipment	55,001
Transportation equipment	158,254
Less accumulated depletion and depreciation	(2,824,524)
Net property and equipment	5,165,116

LONG-TERM JOINT INTEREST BILLING RECEIVABLE
Less allowance for doubtful accounts of $44,624	38,157
Total assets	7,237,244

Current portion of long-term debt	1,204,685
Accounts payable and accrued expenses	234,627
Oil and gas revenues payable	96,785
Total current liabilities	1,536,097

DEFERRED INCOME TAXES	403,900
ASSET RETIREMENT OBLIGATION	533,849
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value, 75,000,000 shares authorized;
7,780,175 shares issued and outstanding	77,801
Additional paid-in capital	2,762,887
Treasury stock, 160,000 shares of common stock	(18,600)
Retained earnings	1,941,310
Total stockholders' equity	4,763,398
Total liabilities and stockholders' equity	$ 7,237,244

See accompanying notes to these condensed financial statements.

FIELDPOINT PETROLEUM CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
	For The Six Months Ended
	June 30,
	2005 (unaudited)	2004 (unaudited)
REVENUE:
Oil and gas sales	$ 1,689,057	$ 1,192,114
Well operational and pumping fees	59,936	59,936
Disposal Fees	32,736	-
Total revenue	1,781,729	1,252,050

COSTS AND EXPENSES:
Production expense	535,436	525,850
Depletion and depreciation	213,218	256,000
General and administrative	292,155	212,578
Total costs and expenses	1,040,809	994,428

OTHER INCOME (EXPENSE):
Interest income (expense)	(45,651)	(42,590)
Realized gain on investments	27,566	10,646
Unrealized gain on investments	(1,979)	-
Gain on sale of properties	85,000	-
Miscellaneou0s	14,725	9,392
Total other income (expense)	79,661	(22,552)

INCOME BEFORE INCOME TAXES	820,581	235,070

INCOME TAX PROVISION-CURRENT	(257,400)	(4,000)
INCOME TAX PROVISION-DEFERRED	(38,900)	(62,000)

NET INCOME	524,281	169,070

NET INCOME PER SHARE
BASIC	$ 0.07	$ 0.02
DILUTED	$ 0.06	$ 0.02

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	7,694,311	7,466,031
DILUTED	8,390,819	7,659,671

See accompanying notes to these condensed financial statements.

FIELDPOINT PETROLEUM CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	June 30,
	2005	2004
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 524,281	$ 169,070
Adjustments to reconcile to net cash
provided by operating activities:
Purchase of short term investments	(75,904)	(538,246)
Proceeds of short term investments	126,912	-
Unrealized holding losses on short term investments	1,979	-
Realized gains on disposition of short term investments	(27,566)	-
Gain on sale of properties	(85,000)	-
Income tax benefit on exercise of stock options	61,000	-
Depletion and depreciation	213,218	256,000
Deferred income taxes	38,900	62,000
Accretion expense	12,388	12,388
Changes in assets and liabilities:
Accounts receivable	(21,676)	(70,780)
Prepaid expenses and other assets	(44,999)	(20,000)
Accounts payable and accrued expenses	163,801	(98,680)
Oil and gas revenues payable	14,408	(19,906)
Other	(229)	582
Net cash provided (used) by operating activities	901,513	(247,572)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to oil and gas properties	(503,408)	(910,308)
Proceeds from sale of property	185,000	-
Net cash used by investing activities	(318,408)	(910,308)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(292,090)	(92,779)
Proceeds from exercise of stock options	55,000	65,000
Net cash used by financing activities	(237,090)	(27,779)

NET INCREASE (DECREASE) IN CASH	346,015	(1,185,659)

CASH, beginning of the period	458,447	1,395,100
CASH, end of the period	$ 804,462	$ 209,441

See accompanying notes to these condensed financial statements.

FIELDPOINT PETROLEUM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.      Nature of Business, Organization And Basis of Preparation And Presentation

FieldPoint Petroleum Corporation (the "Company") is incorporated under the laws of the state of Colorado. The Company is engaged in the acquisition, operation and development of oil and gas properties, which are located in New Mexico, Oklahoma, Texas and Wyoming.

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods presented have been made. These condensed consolidated financial statements should be read in conjunction with financial statements and the notes thereto included in the Company's Form 10-KSB filing for the year ended December 31, 2004.

2.      Stock Based Compensation

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, ("Statement 148"). Statement 148 provides alternative methods of transition to the fair value method of accounting proscribed by FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 148 also amends the disclosure provisions of Statement 123 and Accounting Principles Board Opinion No. 18, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148 does not require companies to account for employee stock options under the fair value method. We did not adopt the fair value method of accounting for stock-based compensation; however, we have adopted the disclosure provision of Statement 148. Net income would have been adjusted as per the pro forma amounts as follows:

	Six Months Ended June 30,
	2005	2004
Net Income
As reported	$ 524,281	$ 169,070

Deduct: Pro-forma stock-based compensation costs under the fair value method net of related tax		(11,902)

Pro forma net income	$ 524,281	$ 157,168

Net Income per share, basic and diluted:
As reported, basic	.07	.02
diluted
Pro forma, basic and diluted	.06	.02

3.      Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share takes common stock equivalents (such as options and warrants) into consideration. The following table sets forth the computation of basic and diluted earnings per share:

	Six Months Ended June 30,
	2005	2004
Numerator:
Net income	$ 524,281	$ 169,070
Numerator for basic and diluted earnings per share	524,281	169,070

Denominator:
Denominator for basic earnings per share - weighted average shares	7,694,311	7,466,031

Effect of dilutive securities:
Stock options	460,364	145,571
Warrants	236,144	48,069
Dilutive potential common shares	696,508	193,640

Denominator for diluted earnings per share - adjusted weighted average shares	8,390,819	7,659,671
Basic earnings per share	$ .07	$ .02
Diluted earnings per share	$ .06	$ .02

4.      Recent Accounting Pronouncements

In April 2005, the FASB issued Staff Interpretation No. 19-1 ("FSP 19-1") Accounting for Suspended Well Costs, which provides guidance on the accounting for exploratory well costs and proposes an amendment to FASB Statement No. 19 ("FASB 19"), Financial Accounting and Reporting by Oil and Gas Producing Companies. The guidance in FSP 19-1 applies to enterprises that use the successful efforts method of accounting as described in FASB 19. The guidance in FSP 19-1 will not have a material impact our consolidated financial position, results of operations, or cash flows.

5.      Asset Retirement Obligation

On August 15, 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement 143"). That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it was incurred.

The following table shows the changes in the balance of the ARO during the six months ended June 30, 2005.

Asset retirement obligation January 1, 2005	$521,461

Asset retirement accretion expense	12,388

Less: plugging cost	-

Asset retirement obligation at June 30, 2005	$ 533,849

6.      Stockholders' Equity

During the second quarter, the Company issued 100,000 common shares to a director upon exercise of outstanding options at $.55 per share. Proceeds and the associated tax benefit were credited to additional paid in capital.

FIELDPOINT PETROLEUM CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
FieldPoint Petroleum Corporation and Subsidiaries
Austin, Texas

We have audited the consolidated balance sheets of FieldPoint Petroleum Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FieldPoint Petroleum Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

HEIN & ASSOCIATES LLP
Dallas, Texas
March 9, 2005

FIELDPOINT PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS	DECEMBER 31,
	2004	2003
CURRENT ASSETS:
Cash and cash equivalents	$ 458,447	$ 1,395,100
Short-term investments	652,263	67,428
Accounts receivable:
Oil and gas sales	346,859	260,043
Joint interest billings, less allowance for doubtful accounts of $99,192	98,304	72,530
Prepaid expenses and other current assets	74,036	22,535
Total current assets	1,629,909	1,817,636

PROPERTY AND EQUIPMENT:
Oil and gas properties (successful efforts method):
Proved leasehold costs	5,956,494	5,188,060
Lease and well equipment	1,416,482	1,004,939
Furniture and equipment	55,001	51,482
Transportation equipment	158,254	158,254
Less accumulated depletion and depreciation	(2,611,305)	(2,108,914)
Net property and equipment	4,974,926	4,293,821

LONG-TERM JOINT INTEREST BILLING RECEIVABLE, less allowance for doubtful accounts of $44,624	54,721	65,184
OTHER ASSETS	-	4,297
Total assets	$ 6,659,556	$ 6,180,938

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$ 1,496,775	$ 266,324
Accounts payable and accrued expenses	70,826	200,827
Oil and gas revenues payable	82,377	60,898
Total current liabilities	1,649,978	528,049

LONG-TERM DEBT, net of current portion	-	1,491,802
ASSET RETIREMENT OBLIGATION	521,461	496,685
DEFERRED INCOME TAXES	365,000	125,000
COMMITMENTS (Note 10)
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value, 75,000,000 shares authorized; 7,680,175 and 7,580,175 shares issued and outstanding, respectively	76,801	75,801
Additional paid-in capital	2,647,887	2,583,887
Treasury stock, 160,000 shares, at cost	(18,600)	(18,600)
Retained earnings	1,417,029	898,314
Total stockholders' equity	4,123,117	3,539,402
Total liabilities and stockholders' equity	$ 6,659,556	$ 6,180,938

See accompanying notes to these financial statements.

FIELDPOINT PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
	DECEMBER 31,
	2004	2003
REVENUE:
Oil and gas sales	$ 2,880,905	$ 2,309,503
Well operational and pumping fees	120,997	119,872
Disposal Fees	15,000	-
Total revenue	3,016,902	2,429,375

COSTS AND EXPENSES:
Production expense	1,210,846	1,103,496
Exploration expense	-	86,948
Depletion and depreciation Accretion expense	494,231 24,776	466,969 24,776
General and administrative	450,703	451,736
Total costs and expenses	2,180,556	2,133,925

OTHER INCOME (EXPENSE):
Interest expense, net	(91,376)	(52,291)
Realized gain on investments	68,583	-
Unrealized holding gain on investments	13,272	-
Miscellaneous income	9,890	7,426
Gain (Loss) on Derivative	5,000	(5,184)
Total other income (expense)	5,369	(50,049)

INCOME BEFORE INCOME TAXES	841,715	245,401

INCOME TAX PROVISION:
Current expense	(84,000)	(6,000)
Deferred expense	(239,000)	(66,000)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	518,715	173,401

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, net of tax	-	(16,506)

NET INCOME	$ 518,715	$ 156,895

BASIC EARNINGS PER SHARE	$ .07	$ .02

DILUTED EARNINGS PER SHARE	$ .07	$ .02

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	7,493,326	7,530,175
Diluted	7,755,363	7,621,868

See accompanying notes to these financial statements.

FIELDPOINT PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM JANUARY 1, 2003 TO DECEMBER 1, 2004
					Additional Paid-In	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
BALANCES, January 1, 2003	7,580,175	$ 75,801	160,000	$ (18,600)	$2,583,887	$ 741,419	$ 3,382,507

Net income	-	-	-	-	-	156,895	156,895

BALANCES, December 31, 2003	7,580,175	75,801	160,000	(18,600)	2,583,887	898,314	3,539,402

Issuance of Common Stock and Warrants	100,000	1,000	-	-	64,000	-	65,000

Net income	-	-	-	-	-	518,715	518,715

BALANCES, December 31, 2004	7,680,175	$ 76,801	160,000	$ (18,600)	$2,647,887	$ 1,417,029	$ 4,123,117

See accompanying notes to these financial statements.

FIELDPOINT PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
	December 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 518,715	$ 156,895
Adjustments to reconcile to net cash from operating activities:
Net purchase of short-term investments	(509,281)	(67,428)
Unrealized holding gains on short-term investments	(68,583)	-
Realized gain on disposition of short-term investments	(13,272)	-
Cumulative effect of change in accounting principle	-	16,506
Depletion and depreciation	494,231	466,969
Accretion expense	24,776	24,776
Bad debt expense	-	19,724
Deferred income taxes	239,000	66,000
Changes in assets and liabilities:
Accounts receivable and accrued income	(102,127)	(37,015)
Prepaid expenses and other assets	(51,501)	(20,000)
Accounts payable and accrued expenses	(130,001)	(273,108)
Oil and gas revenues payable	21,479	(2,610)
Other	19,758	-
Net cash provided by operating activities	443,194	350,709

CASH FLOW FROM INVESTING ACTIVITIES
Additions to oil and gas properties	(1,179,977)	(204,195)
Purchase of furniture and equipment	(3,519)	(72,380)
Net cash used in investing activities	(1,183,496)	(276,575)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	-	1,161,009
Repayments of long-term debt	(261,351)	(242,503)
Proceeds from sale of common stock	65,000	-
Net cash provided by (used in) financing activities	(196,351)	918,506

NET CHANGE IN CASH	(936,653)	992,640

CASH, beginning of year	1,395,100	402,460

CASH, end of year	$ 458,447	$ 1,395,100

SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest	$ 94,103	$ 55,353

See accompanying notes to these financial statements.

FIELDPOINT PETROLEUM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FieldPoint Petroleum Corporation (the "Company") is incorporated under the laws of the state of Colorado. The Company is engaged in the acquisition, operation and development of oil and gas properties, which are located in New Mexico, Oklahoma, South-Central Texas and Wyoming as of December 31, 2004.

Consolidation Policy

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Bass Petroleum, Inc and Raya Energy Corp. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Short Term Investments

Short term investments consist primarily of holdings in mutual funds and publicly traded energy securities with readily determinable fair values. These investments are bought and held principally, for the purpose of selling them in the near term and thus are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period classified as unrealized holding gains in other income. All realized gains are included in other income.

Oil and Gas Producing Operations

The Company uses the successful efforts method of accounting for its oil and gas producing activities. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling successful wells are capitalized. Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Unproved properties are assessed periodically for possible impairment. The Company had no unproved properties as of December 31, 2003 or 2004.

Capitalized amounts attributable to proved oil and gas properties are depleted by the unit-of-production method based on proved reserves. Depreciation and depletion expense for oil and gas producing property and related equipment was $494,231 and $426,969 for the years ended December 31, 2004 and 2003, respectively.

Capitalized costs are evaluated for impairment based on an analysis of undiscounted future net cash flows in accordance with Financial Accounting Standards Board Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. If impairment is indicated, the asset is written down to its estimated fair value based on expected future discounted cash flows.

Joint Interest Billings Receivable and Oil and Gas Revenue Payable

Joint interest billings receivable represent amounts receivable for lease operating expenses and other costs due from third party working interest owners in the wells that the Company operates. The receivable is recognized when the cost is incurred and the related payable and the Company's share of the cost is recorded.

Oil and gas revenues payable represents amounts due to third party revenue interest owners for their share of oil and gas revenue collected on their behalf by the Company. The payable is recorded when the Company recognizes oil and gas sales and records the related oil and gas sales receivable.

The Company has a $54,721 and $65,184 net joint interest billing receivable from a company in receivership at 12/31/04 and 12/31/03 respectively. The receiver has indicated he intends to settle the amount due by conveying oil and gas properties to the Company. This settlement has not yet been approved by the bankruptcy court. The Company anticipates that it will receive the properties, and that the value of the properties will be adequate to recover the amount due; however if the settlement is not approved, the Company may be unable to recover the receivable and further write-downs of the receivable balance may be necessary. Based on the above facts, the Company has classified the receivable as long-term.

Derivative Activity

Derivatives are recorded under Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Derivative Instruments and Hedging Activities. Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value. Changes in the derivative's fair value are currently recognized in earnings unless specific hedge accounting criteria are met. For qualifying cash flow hedges, the gain or loss on the derivative is deferred in accumulated other comprehensive income (loss) to the extent the hedge is effective. For qualifying fair value hedges, the gain or loss on the derivative is offset by related results of the hedged item in the income statement. Gains and losses on hedging instruments included in accumulated other comprehensive income (loss) are reclassified to oil and natural gas sales revenue in the period that the related production is delivered. Derivative contracts that do not qualify for hedge accounting treatment are recorded as derivative assets and liabilities at market value in the consolidated balance sheet, and the associated unrealized gains and losses are recorded as current expense or income in the consolidated statement of operations. While such derivative contracts do not qualify for hedge accounting, management believes these contracts can be utilized as an effective component of commodity price risk management activities.

There were no open positions at December 31, 2004 or 2003. For 2004 and 2003, the Company recorded realized gains and losses on derivative transactions of $5,000 and $5,184 respectively.

Other Property

Other assets classified as property and equipment are primarily office furniture and equipment and vehicles, which are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from five to seven years. Gain or loss on retirement or sale or other disposition of assets is included in income in the period of disposition. Depreciation expense for other property and equipment was $15,391 and $40,000 for each of the years ended December 31, 2004 and 2003, respectively.

Asset Retirement Obligations

On August 15, 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement 143"). That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it was incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We adopted Statement 143 on January 1, 2003. Upon adoption of Statement 143, we recorded an increase to Property and Equipment and Asset Retirement Obligations of approximately $521,461 and $496,658, respectively, as a result of the company separately accounting for salvage values and recording the estimated fair value of its plugging and abandonment obligation on the balance sheet, a reduction of accumulated depletion due to the effect of utilizing well equipment salvage value in the calculation of $91,159 and a cumulative effect on change in accounting principle of $16,506.

The following is a reconciliation of the Company's asset retirement obligations for the years ended:

	2004	2003

Asset retirement obligation at January 1,	$ 496,685	$ 471,909

Asset retirement accretion expense	24,776	24,776

Less: plugging cost
	-	-

Asset retirement obligation at December 31,	$ 521,461	$ 496,685

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus net deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets include recognition of operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

Stock-Based Compensation

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, ("Statement 148"). Statement 148 provides alternative methods of transition to the fair value method of accounting proscribed by FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 148 also amends the disclosure provisions of Statement 123 and Accounting Principles Board Opinion No. 18, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148 does not require companies to account for employee stock options under the fair value method. We did not adopt the fair value method of accounting for stock-based compensation; however, we have adopted the disclosure provision of Statement 148. If the Company had followed the fair value model for expensing stock options, net income would have been adjusted as per the pro forma amounts:

	For the years ended Dec 31,
	2004	2003

Income available to common shares

As reported	$ 518,715	$ 156,895

Effect of expensing stock options, net of tax	(96,000)	(58,000)

Pro forma	422,715	98,895

Income available to common shares; basic and diluted:

As reported	$ 0.07	$ 0.02

Pro forma	$ 0.05	$ 0.01

Use of Estimates and Certain Significant Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant assumptions are required in the valuation of proved oil and gas reserves, which as described above may affect the amount at which oil and gas properties are recorded. The Company's allowance for doubtful accounts is a significant estimate and is based on management's estimates of uncollectible receivables. It is at least reasonably possible these estimates could be revised in the near term and the revisions could be material.

Recent Accounting Pronouncements

In April 2003, the FASB issued Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("Statement 149"). Statement 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133, Accounting for Derivative Instruments and Hedging Activities. Statement 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Company's results of operations or financial position at December 31, 2003.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which was revised and superceded by FASB Interpretation No. 46R in December 2003 ("FIN 46R"). FIN 46R requires the consolidation of certain variable interest entities, as defined. FIN 46R is effective immediately for special purpose entities and variable interest entities created after December 31, 2003, and must be applied to other variable interest entities no later than December 31, 2004. The Company believes it has no such variable interest entities and as a result FIN 46R will have no impact on its results of operations, financial position or cash flows.

On December 16, 2004, the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement 123 (R) requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply Statement 123 R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issues will be required to apply Statement 123 R in the first interim or annual reporting period that begins after December 15, 2005. Statement 123 R replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company believes the adoption of this statement will not have a material impact on the Company's results of operations or financial position.

2.     ACQUISITION OF OIL AND GAS PROPERTIES

Effective March 11, 2004, the Company consummated the purchase of an 87.5%-100% working interest representing a 72.5625%-87.5% net revenue interest in oil and gas properties located in the Lusk Field in Lea County, New Mexico. The interests were acquired from PXP Gulf Coast, Inc. The Company paid $850,000 cash consideration for the lease rights and related equipment. The funds for the acquisition were derived from the Company's existing revolving credit facility.

The following unaudited pro forma information is presented as if the interest in the property had been acquired on January 1, 2003.

	2004	2003

Revenues	$ 3,081,527	$ 2,616,198
Net Income	$ 549,907	$ 257,003
Net Income per share	$ .07	$ .03

3.    RELATED PARTY TRANSACTIONS

The Company leases office space from its majority stockholder. Rent expense for this lease was $30,000 and $24,000 for each of the years ended December 31, 2004 and 2003, respectively.

4.    LONG-TERM DEBT

          Long-term debt at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Note payable to a bank, interest at the bank's floating rate (6.25% at December 31, 2004), monthly payments of principal of $27,350, plus accrued interest beginning April 2004, until maturity in March 2005. This note is collateralized by certain oil and gas properties and is guaranteed by the majority stockholder of the Company.	$ 1,496,315	$1,750,000

Other notes payable collateralized by vehicles	460	8,127

Total	1,496,775	1,758,127
Less current portion	(1,496,775)	(266,324)
	$ -	$1,491,803

5.    INCOME TAXES

The Company's deferred tax assets (liabilities) are composed of the following:

	DECEMBER 31,
	2004	2003
Deferred tax assets:
Non-deductible acquisition cost	$ 12,000	$ 12,000
Net operating loss and depletion carryforwards	13,000	164,000
Allowance for doubtful accounts and other assets	46,000	69,000
	71,000	245,000
Deferred tax liabilities:
Difference in bases of oil and gas properties	(436,000)	(370,000)
Net liability	$ (365,000)	$ (125,000)

The effective tax rate differs from the statutory rate as follows:

	2004	2003
Statutory rate	34%	34%
Change in rate and other	4%	(4%)
Effective rate	38%	30%

At December 31, 2004, the Company had available net operating loss ("NOL") and depletion carryforwards totaling approximately $ 38,000 which may be used to reduce future taxable income and expire from 2019 through 2022.

6.       EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share takes common stock equivalents (such as options and warrants) into consideration. The following table sets forth the computation of basic and diluted earnings per share:

	December 31,
	2004	2003
Numerator:
Net income	$ 518,715	$ 156,895

Numerator for basic and diluted earnings per share
	518,715	156,895
Denominator:

Denominator for basic earnings per share - weighted average shares
	7,493,326	7,530,175
Effect of dilutive securities:
Director stock options	156,929	91,693
President stock options	53,042	-
Warrants issued with private placement	52,066	-
Dilutive potential common shares	262,037	91,693
Denominator for diluted earnings per share - adjusted weighted average shares	7,755,363	7,621,868
Basic earnings per share	$ .07	$ .02
Diluted earnings per share	$ .07	$ .02

Outstanding stock options and warrants to purchase 1,225,916 shares have been excluded from the December 31, 2003 calculation of earnings per share as their effect would be anti-dilutive. Outstanding warrants to purchase 200,000 shares have been excluded from the December 31, 2004 calculation of earnings per share as their effect would be anti-dilutive.

For additional disclosures regarding the stock options and the warrants, see Note 7.

7.        STOCK-BASED COMPENSATION

Stock Options

In April 2003, the Company granted 100,000 non-qualified stock options to directors to purchase the Company's common stock at $0.55 per share, which was greater than the quoted market price on the date of the grant. The options are exercisable from November 2003 through December 2005.

In April 2003, the Company granted 100,000 non-qualified stock options to directors to purchase the Company's common stock at $0.37 per share, which was greater than the quoted market price on the date of the grant. The options are exercisable from November 2003 through December 2005.

In March 2004, the Company granted 200,000 non-qualified stock options to its Chief Executive Officer to purchase the Company's common stock at $0.65 per share, which was greater than the quoted market price on the date of the grant. The options are exercisable from November 2004 through December 2006.

In March 2004, the Company granted 90,000 non-qualified stock options to directors to purchase the Company's common stock at $0.65 per share, which was greater than the quoted market price on the date of the grant. The options are exercisable from November 2004 through December 2006.

In August 2004, the Company granted 100,000 non-qualified stock options to a director to purchase the Company's common stock at $0.65 per share, which was greater than the quoted market price on the date of the grant. The options are exercisable from June 2005 through June 2007.

In September 2004, the Company granted 120,000 non-qualified stock options to directors and 10,000 non-qualified stock options to its Controller to purchase the Company's common stock at $0.65 per share, which was greater than the quoted market price on the date of the grant. The options are exercisable from June 2005 through June 2007.

The following is a summary of activity for the stock options granted for the years ended December 31, 2004 and 2003:

	December 31, 2004		December 31, 2003
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price

Outstanding, beginning of year	400,000	$ 1.29	420,000	$ 1.73

Canceled or expired	(230,000)	$ 1.93	(220,000)	$ 1.38

Granted
	520,000	$ .65	200,000	$ .65

Exercised
	---	---	---	---

Outstanding, end of year	690,000	$ .59	400,000	$ 1.29

Exercisable, end of year
	460,000	$ .57	400,000	$ 1.29

If not previously exercised, options outstanding at December 31, 2004 will expire as follows:

	Number Of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life

December 31, 2005	200,000	$ .46	2 years
December 31, 2006	260,000.65		2 years
June 30, 2007	230,000.65		2 years
Total	690,000	$ .59

Presented below is a comparison of the weighted average exercise prices and fair values of the Company's common stock options on the measurement date for the options granted during fiscal year 2004 and 2003. The exercise price was equal to the market price at the measurement date for each option.

	2004			2003
	Number of Shares	Exercise Price	Fair Value	Number of Shares	Exercise Price	Fair Value
Exercise price greater than market price	520,000	$ .65	$211,000	200,000	$ .65	$58,000

The estimated fair value of each officer and director option granted during 2003 and 2004 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003
Expected volatility	125%	150%
Risk-free interest rate	5%	5%
Expected dividends	-	-
Expected terms (in years)	2.8	2.8

8.      STOCKHOLDERS' EQUITY

In April 2004, the Company sold 100,000 units in a private sale to a single investor. Each unit sold for $0.65 consisted of 1 common share, and 5 warrants A-E. Each warrant is exercisable at any time over the next 3 years, are redeemable at the Company's option based on certain sustained trading prices, and have exercise prices as follow:

A

$0.65

B

$0.75

C

$1.00

D

$1.25

E

$2.00

9.       ENVIRONMENTAL ISSUES

The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company's acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company. No claim has been made, nor is the Company aware of any liability which the Company may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

10.       COMMITMENTS

As of December 31, 2004 and 2003, the Company had a $10,000 open letter of credit in favor of the State of Wyoming as a plugging bond. The letter of credit is collateralized by a certificate of deposit in the same amount.

In 2001, the Company entered into an executive employment agreement with its president and CEO. The agreement provides for his retention, if the Company should have a change in control, at set percentages of his then salary and bonus for a term of at least three years.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The Company's financial instruments are cash, accounts receivable and payable and long-term debt. Management believes the fair values of these instruments, with the exception of the long-term debt, approximate the carrying values, due to the short-term nature of the instruments. Management believes the fair value of long-term debt also reasonably approximates its carrying value, based on expected cash flows and interest rates.

Financial instruments that subject the Company to credit risk consist principally of receivables. The receivables are primarily from companies in the oil and gas business or from individual oil and gas investors. These parties are primarily located in the Southwestern region of the United States. The Company does not ordinarily require collateral, but in the case of receivables for joint operations, the Company often has the ability to offset amounts due against the participant's share of production from the related property. The Company believes the allowance for doubtful accounts at December 31, 2004 and 2003 is adequate.

The Company had the following concentrations in volume of oil and gas sales revenue by customer as a percentage of total oil and gas revenue:

	2004	2003
A	14%	11%
B	22%	25%
C	24%	33%
D	7%	10%
E	13%	0%

Additionally, the five customers above accounted for a total of 71% and 83% of accrued oil and gas sales as of December 31, 2004 and 2003, respectively.

12.       SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following table sets forth certain information with respect to the oil and gas producing activities of the Company:

	Year Ended December 31,
	2004	2003
Costs incurred in oil and gas producing activities:
Acquisition of unproved properties	$ -	$ -
Acquisition of proved properties	850,000	-
Development costs	329,977	204,195
Total costs incurred	$ 1,179,977	$ 204,195

Net capitalized costs related to oil and gas producing activities:
Proved leasehold costs and lease and well equipment	$ 7,372,976	$ 6,192,999
Less accumulated depletion and depreciation	(2,435,424)	(1,948,424)
Net oil and gas property costs	$ 4,937,552	$ 4,244,575

The following table, based on information prepared by independent petroleum engineers, summarizes changes in the estimates of the Company's net interest in total proved reserves of crude oil and condensate and natural gas, all of which are domestic reserves:

	Oil (Barrels)	Gas (MCF)
Balance, January 1, 2003	$ 881,368	$ 1,771,916

Revisions of previous estimates	(138,092)	(328,559)
Production	(65,514)	(113,373)
Balance, December 31, 2003	677,762	1,329,984

Revisions of previous estimates	213,347	112,744

Purchase of minerals in place Production	117,277 (63,669)	117,277 (101,583)

Balance, December 31, 2004	944,717	1,458,422

Proved developed reserves, December 31, 2004	880,991	1,413,232
Proved developed reserves, December 31, 2003	614,244	1,284,794

Proved oil and gas reserves are the estimated quantities of crude oil, condensate and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The above estimated net interests in proved reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimation. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

The standardized measure of discounted future net cash flows at December 31, 2004 and 2003, relating to proved oil and gas reserves is set forth below. The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

	Year Ended December 31,
	2004	2003
Future cash inflows	$ 44,841,000	$ 19,096,000
Future development and production costs	(14,739,000)	(6,521,000)
Future income taxes Future net cash flows, before income taxes	(9,510,000) 20,592,000	(3,742,000) 8,833,000
10% annual discount	(9,394,000)	(3,092,000)
Standardized measure of discounted future net cash flows	$ 11,198,000	$ 5,741,000

Future net cash flows were computed using year-end prices and costs, and year-end statutory tax rates (adjusted for permanent differences) that relate to existing proved oil and gas reserves at year end. The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	Year Ended December 31,
	2004	2003

Sales of oil and gas produced, net of production costs	$ (1,807,000)	$ (1,206,000)
Purchase of minerals in place	1,911,000	-
Sale of minerals in place	-	-
Net changes in prices and production costs	6,868,000	3,448,000
Revisions and other	879,000	(3,607,000)
Accretion of discount	631,000	653,000
Net change in income taxes	(3,025,000)	(75,000)
Net change	5,457,000	(787,000)
Balance, beginning of year	5,741,000	6,528,000
Balance, end of year	$11,198,000	$ 5,741,000

******

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

Until ___________, 2005 (25 days after the date of this prospectus), all dealers effecting transactions in the shares offered by this prospectus whether or not participating in the offering may be required to deliver a copy of this prospectus. Dealers may also be required to deliver a copy of this prospectus when acting as underwriters and for their unsold allotments or subscriptions.

FieldPoint Petroleum Corporation

600,000 Shares of Common Stock

November 9, 2005

TABLE OF CONTENTS
	Page
Prospectus Summary	6
Summary and Selected Financial Data	7
Risk Factors	8
Certain Market Information	17
Forward-Looking Statements	18	____________________________
Dividend Policy	19
Capitalization	20	Prospectus
Management Discussion	21	____________________________
Business	24
Management	30
Security Ownership Of Certain Beneficial Owners And Management	34	November 9, 2005
Plan of Distribution	35
Use of Proceeds	38
Description of Securities	39
Legal Matters	40
Experts	40